RELS LLC
Consolidated Financial Statements
December 31, 2011 and 2010
RELS LLC
Index
December 31, 2011 and 2010

RELS LLC
Index
December 31, 2011 and 2010

Page(s)
Report of Independent Auditors
Consolidated Financial Statements
Balance Sheets
Statements of Income and Comprehensive Income
Statements of Partners' Capital
Statements of Cash Flows
Notes to the Financial Statements

Report of Independent Auditors
To the Partners of
RELS LLC

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, partners' capital and cash flows present fairly, in all material respects, the financial position of RELS LLC (the “Company”) at December 31, 2011 and 2010, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As discussed in Note 7 to the financial statements, the Company has significant related party transactions with Wells Fargo Corporation and CoreLogic Inc.

/s/ PricewaterhouseCoopers LLP

Minneapolis, Minnesota
February 28, 2012

RELS LLC
Consolidated Balance Sheets
December 31, 2011 and 2010

	2011	2010
Assets
Cash and cash equivalents	$11,719,208	$8,610,103
Accounts receivable, net of allowance for doubtful accounts
of $7,614 and $27,960 respectively	11,315,192	12,977,774
Prepaid expenses and other assets	727,884	873,135
Due from related parties	55,715,155	41,093,153
Property and equipment, net	2,679,533	3,427,210
Total assets	$82,156,972	$66,981,375

Liabilities and Partners' Capital
Accounts payable and other liabilities	$9,845,665	$11,003,655
Accrued pension costs	3,934,261	869,003
Accrued payroll and benefits	5,245,635	6,292,921
Accumulated losses of RELS Management Company in excess of investment	16,095,353	13,890,868
Total liabilities	35,120,914	32,056,447

Commitments and contingencies (Note 5)

Partners' capital
Wells Fargo & Co.	24,899,878	18,318,224
CoreLogic, Inc.	24,999,665	18,391,632
Accumulated other comprehensive loss	(8,730,372)	(6,502,698)
Total RELS LLC partners' capital	41,169,171	30,207,158
Noncontrolling interests	5,866,887	4,717,770
Total partners' capital	47,036,058	34,924,928
Total liabilities and partners' capital	$82,156,972	$66,981,375

The accompanying notes are an integral part of these consolidated financial statements.

RELS LLC
Consolidated Statements of Income and Comprehensive Income
Years Ended December 31, 2011 and 2010

	2011	2010
Revenues
Operating revenues	$391,481,454	$472,635,958
Interest income	18,635	10,517
Total revenues	$391,500,089	$472,646,475

Expenses
Professional fees	$161,786,231	$214,085,284
Salaries and other personnel costs	89,682,852	79,290,835
Selling, general, and administrative costs	49,230,577	51,768,926
Total expenses	$300,699,660	$345,145,045

Other income (expense)
Equity loss from investment in RELS Management Company	(2,096,603)	(234,153)
Total other expense	(2,096,603)	(234,153)
Net income	88,703,826	127,267,277

Less: Net income attributable to noncontrolling interest	1,648,117	2,273,501
Net income attributable to RELS LLC	87,055,709	124,993,776

Other comprehensive loss
Minimum pension liability adjustment	(2,227,674)	(1,171,619)
Comprehensive income attributable to RELS LLC	$84,828,035	$123,822,157

The accompanying notes are an integral part of these consolidated financial statements.

RELS LLC
Consolidated Statements of Partners' Capital
Years Ended December 31, 2011 and 2010

	Wells Fargo & Co.	CoreLogic Inc	Accumulated Other Comprehensive Loss	Total RELS Companies Capital	Noncontrolling Interests	Total Capital

Balances at December 31, 2009	$17,294,668	$17,363,980	$(5,331,079)	$29,327,569	$2,943,269	$32,270,838
Distributions	(61,348,338)	(61,594,230)	—	(122,942,568)	(499,000)	(123,441,568)
Net income	62,371,894	62,621,882	—	124,993,776	2,273,501	127,267,277
Minimum pension liability adjustment	—	—	(1,171,619)	(1,171,619)	—	(1,171,619)
Balances at December 31, 2010	18,318,224	18,391,632	(6,502,698)	30,207,158	4,717,770	34,924,928
Distributions	(36,859,145)	(37,006,877)	—	(73,866,022)	(499,000)	(74,365,022)
Net income	43,440,799	43,614,910	—	87,055,709	1,648,117	88,703,826
Minimum pension liability adjustment	—	—	(2,227,674)	(2,227,674)	—	(2,227,674)
Balances at December 31, 2011	$24,899,878	$24,999,665	$(8,730,372)	$41,169,171	$5,866,887	$47,036,058

The accompanying notes are an integral part of these consolidated financial statements.

RELS LLC
Consolidated Statements of Cash Flows
Years Ended December 31, 2011 and 2010

	2011	2010

Cash flows from operating activities
Net income	$88,703,826	$127,267,277
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	2,638,190	2,938,956
Gain on disposal of property and equipment	—	(1,942)
Accrued pension costs	837,584	647,509
Equity loss from investment in RELS Management Company	2,204,485	285,353
Changes in operating assets and liabilities, net
Accounts receivable	1,662,582	2,053,186
Due from related parties, net	(14,622,002)	(2,436,373)
Prepaid expenses and other assets	145,251	157,839
Accounts payable and other liabilities	(1,157,989)	3,422,863
Accrued payroll and benefits	(1,047,286)	(138,281)
Cash provided by operating activities	79,364,641	134,196,387
Cash flows from investing activities
Purchases of property and equipment	(1,890,514)	(2,537,656)
Cash used in investing activities	(1,890,514)	(2,537,656)
Cash flows from financing activities
Capital distributions	(73,866,022)	(122,942,568)
Distributions to non-controlling interest holders in consolidated joint ventures	(499,000)	(499,000)
Cash used in financing activities	(74,365,022)	(123,441,568)
Net increase in cash and cash equivalents	3,109,105	8,217,163
Cash and cash equivalents
Beginning of year	8,610,103	392,940
End of year	$11,719,208	$8,610,103

The accompanying notes are an integral part of these consolidated financial statements.

RELS LLC
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010

1.	Description of Business and Significant Accounting Policies

Description of Business
RELS LLC (the “Company”) is primarily engaged in the business of providing customers with credit reporting and property appraisal services. The Company does business as RELS Credit, RELS Valuation and Valuation Ventures. The Company is owned 50.1% by CoreLogic, Inc and 49.9% by Wells Fargo & Co.
Summary of Significant Accounting Policies
Basis of Accounting
The consolidated financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America.
The classification of $31.2 million of costs of goods sold from in 2010 was corrected from operating revenues into selling, general and administrative costs for the year ended December 31, 2011. Additionally, the classification of $0.5 million of distributions to non-controlling interest holders in consolidated joint ventures in 2010 was corrected from cash flows from investing activities to cash flows from financing activities for the year ended December 31, 2011. These corrections in classification did not have an impact on net income or partners' capital in the current or prior periods, and did not have a material impact on the previously issued Consolidated Statement of Income and Comprehensive Income or the Consolidated Statement of Cash Flows.

Principles of Consolidation
The accompanying consolidated financial statements include the consolidated accounts of the Company and all majority-owned subsidiaries and effectively controlled joint ventures. Investments in the Company's joint ventures, C&S Services and Prime Valuation Services, LLC, in which the Company holds 50.1% partnership interests, are accounted for using the full consolidation method due to the Company's effective control over the joint ventures. The ownership interests of the joint ventures minority participants are recorded as “Noncontrolling interests” in the consolidated balance sheets.
Use of Estimates
The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the statements. Actual results could differ from those estimates.
Cash and Cash Equivalents
Cash equivalents are short-term, highly liquid investments that are both readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.
Property and Equipment
Property and equipment are recorded at cost and depreciated primarily on a straight-line basis over their estimated useful lives. Maintenance and repair costs are charged to expense as incurred. Major overhauls that extend the useful lives of existing assets are capitalized. When properties are retired or disposed, the costs and accumulated depreciation are eliminated and the resulting profit or loss is recognized in income.
Depreciation for financial statement purposes is computed using straight line rates according to the RELS Companies fixed asset policy. Useful lives by asset category are as follows:

Office furniture	5 years
Computers, related equipment and software	3 years
Automobiles	3 years
Leasehold improvements	Life of lease or economic life; whichever is shorter

RELS LLC
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010

The Company capitalizes costs of software developed or obtained for internal use, once the preliminary project stage has been completed, management commits to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended. Capitalization of costs ceases when the project is substantially complete and ready for its intended use. Costs incurred in the preliminary project stage and costs not qualifying for capitalization are charged to expense.
Revenue Recognition
Appraisal service and credit reporting revenues are recognized at the time of delivery, as the Company has no significant ongoing obligation after delivery.
Income Taxes
As a limited liability company, the Company is taxed as a partnership and is not subject to federal or state income taxes. The result of operations are included in the tax returns of the respective company members and not taxed at the entity level. There are currently no examinations being conducted of the Company by the Internal Revenue Service (“IRS”) or any other taxing authority.
Concentration of Risk of the Real Estate Market
Activity in the real estate market is cyclical in nature and is affected greatly by the cost and availability of long-term mortgage funds. Real estate activity and, in turn, the Company's revenue base, can be adversely affected during periods of high interest rates and/or limited money supply.
Recent Accounting Pronouncements
In May 2011, the Financial Accounting Standards Board (FASB) issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The new guidance changes some fair value measurement principles and disclosure requirements. The changes in fair value measurement principles relate primarily to financial assets and do not impact our fair value measurements at this time. Effective January 1, 2012, we will adopt the new disclosure requirements.
In June 2011, the FASB issued ASU No. 2011-05, Presentation of Comprehensive Income. This standard eliminates the current option to report other comprehensive income and its components in the statement of shareholders' equity. The standard also requires that the components of other comprehensive income be presented in interim financial statements. Currently, only the total of comprehensive income is required to be presented in interim reports. In December 2011, the FASB issued ASU No. 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. This standard temporarily defers a provision included in ASU No. 2011-05 which requires that reclassification adjustments from other comprehensive income to net income be presented by income statement line item. Both new standards are effective for us on January 1, 2012.

2.	Fair Value Measurements

GAAP requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practical to estimate that fair value. At December 31, 2011 and 2010, the Company's financial instruments included cash and cash equivalents, accounts receivable and accounts payable. The fair values of cash and cash equivalents, accounts receivable and accounts payable approximated carrying values due to the short-term nature of these instruments.
Assets and Liabilities that are Measured at Fair Value on a Recurring Basis
The Company's retirement plans are measured at fair value on a recurring basis (annually). The Company determines the fair value of its defined benefit pension plans assets with a three-level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The hierarchy level assigned to each security in the Company's defined benefit pension plan assets is based on management's assessment of the transparency and reliability of the inputs used in the valuation of such instrument at the measurement date. The three

RELS LLC
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010

hierarchy levels are defined as follows:

Level 1	Valuations based on unadjusted quoted market prices in active markets for identical securities. The fair value of equity and fixed income securities are classified as Level 1.

Level 2
Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly.

Level 3	Valuations based on inputs that are unobservable and significant to the overall fair value measurement, and involve management judgment.
For the years ended, December 31, 2011 and 2010, the Company's defined benefit pension plan assets were all Level 1 assets. See Note 6 herein for additional discussion concerning pension and postretirement benefit plans.

3.	Property and Equipment

At December 31, 2011 and 2010, property and equipment is comprised of the following:
Capitalized software amortization expense was $2,023,984 and $2,742,991 during the years ended December 31, 2011 and 2010, respectively. The net book value of capitalized software costs included in property and equipment at December 31, 2011 and 2010, was $2,258,327 and $2,928,491, respectively.

	2011	2010

Leasehold improvements	$340,806	$335,050
Furniture and equipment	5,374,042	5,191,588
Software	22,182,587	20,485,059
	27,897,435	26,011,697
Less: Accumulated depreciation and amortization	(25,217,902)	(22,854,487)
	$2,679,533	$3,157,210

4.	Accounting for Accumulated Losses of RELS Management Company in Excess of Investment

The Company owns 50% of RELS Management Company, LLC (“RMC”). The Company uses the equity method of accounting for its investment in RMC as the Company has significant influence, but does not have effective control, of RMC. RMC provides management, administrative and other support services to the Company. During the years ended December 31, 2011 and 2010, the Company recorded equity income (loss) from its investment in RMC of ($2,096,603) and ($234,153), respectively. Losses accumulated over the years have caused the Company's carrying value of its investment in RMC to become negative. The Company has continued to record the losses in RMC in excess of its carrying value, which is shown as a liability, due to its commitment to provide financial support to RMC.

5.	Commitments and Contingencies

The Company leases certain office facilities under operating leases, which are renewable. Certain leases provide that the Company will pay insurance and taxes. Rental expense for the years ended December 31, 2011 and 2010 was $1,953,059 and $1,893,326, respectively.
Future minimum rental payments (including operating expenses) under operating leases, which end after 2011 and have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2011, are as follows:

RELS LLC
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010

2012	2,539,300
2013	2,489,900
2014	2,068,600
2015	207,970
2016	1,780,400
Thereafter	3,900
Total minimum payments	9,090,070
The Company is involved in various routine legal proceedings related to its operations. While the ultimate disposition of each proceeding is not determinable, the Company does not believe that any such proceedings will have a materially adverse effect on its financial condition, results of operations or cash flows.

6.	Employee Benefit Plans

Defined Contribution Plan
The Company participates in a defined contribution 401(k) plan (the “Plan”) for the benefit of its employees and their beneficiaries, which allows eligible employees to save for retirement through pre-tax contributions. The Company makes discretionary contributions in accordance with the plan document. For the years ended December 31, 2011 and 2010, the Company recognized $0 and $1,025,220, respectively, of Plan contribution expenses.
Defined Benefit Plan
The Company has a defined benefit pension plan that provides retirement benefits to substantially all employees of the Company who had monthly earnings prior to December 31, 2001. The net pension obligations recorded and the related periodic costs are based on, among other things, assumptions of the discount rate, estimated return on plan assets, highest average monthly compensation, as defined by the plan, and the mortality of participants. The obligation for these claims and the related periodic costs are measured using actuarial techniques and assumptions. Actuarial gains and losses are deferred and amortized over future periods. The plan assets of the Company pension plans are valued at fair value using quoted market prices. Investments, in general, are subject to various risks, including credit, interest and overall market volatility risks.
The obligations and funded status of the Company's postretirement pension benefit plan as of December 31 is as follows:

	2011	2010
Change in benefit obligation
Benefit obligation at beginning of year	$12,804,425	$10,093,105
Service costs	—	—
Interest costs	703,267	670,769
Actuarial losses	2,216,484	2,218,030
Benefits paid	(644,996)	(177,479)
Benefit obligation at end of year	$15,079,180	$12,804,425

As of December 31, 2011 and 2010, the accumulated benefit obligation equaled the projected benefit obligation for the plan.

RELS LLC
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010

	2011	2010

Change in plan assets
Fair value of plan assets at beginning of year	$11,935,422	$11,043,230
Actual return on plan assets	(145,507)	941,068
Company contributions	—	128,603
Benefits, premiums and expenses paid	(644,996)	(177,479)
Fair value of plan assets at end of year	$11,144,919	$11,935,422

	2011	2010

Reconciliation of funded status
Unfunded status of the plan	$(3,934,261)	$(869,003)

	2011	2010

Amounts recognized in the consolidated balance sheet consist of
Current postretirement benefit liability	$—	$—
Noncurrent postretirement benefit liability	(3,934,261)	(869,003)

	2011	2010
Amounts recognized in accumulated other comprehensive loss (1)

Unrecognized net actuarial loss	$8,336,170	$6,216,377

(1)
Amounts recognized in accumulated other comprehensive loss balances above exclude the impact of the Company's equity subsidiary's pension related accumulated other comprehensive losses of $394,202 and $286,321 as of December 31, 2011 and 2010, respectively.

Amounts included in accumulated other comprehensive loss as of December 31, 2011 which we expect to recognize in postretirement benefit expense during 2012 are as follows:

Net actuarial loss	$702,495
Prior service cost	—

Net periodic postretirement pension benefit costs as of December 31 included the following components:

	2011	2010

Weighted-average assumptions used to determine benefit obligations
Discount rate	4.66%	5.48%

RELS LLC
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010

	2011	2010
Components of net periodic benefit cost
Interest cost	$703,267	$670,769
Expected return on plan assets	(288,479)	(287,796)
Amortization of net actuarial loss	530,677	444,338
Net periodic benefit cost	$945,465	$827,311

	2011	2010

Other changes in plan assets and projected benefit obligation recognized in other comprehensive loss
Net actuarial loss	$2,650,470	$1,564,758
Net prior service cost	—	—
Reversal of amortization item:
Net actuarial loss	(530,677)	(444,338)
Net prior service cost	—	—
Total recognized in other comprehensive loss	$2,119,793	$1,120,420

	2011	2010

Weighted-average assumptions used to determine net costs
Discount rate	5.48%	5.81%
Expected return on plan assets	4.50%	4.50%

Future Cash Flows
At December 31, 2011, the following pension benefit payments are expected to be paid by the Company's plan and reflect expected future services, as appropriate:

2012	$422,720
2013	434,386
2014	491,002
2015	526,197
2016	573,794
2017 to 2021	3,852,626

Estimated future contributions to the plan for 2012 are $465,000.
Plan Assets
The Company's pension plan asset allocation by asset category as of the measurement date follows:

RELS LLC
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010

	Percentage of Plan Assets
	at December 31,
	2011	2010

Asset category
Domestic and international equities	4%	4%
Fixed income	96%	96%
	100%	100%

7.	Related Parties

The Company has significant transactions with CoreLogic, Wells Fargo and other RELS entities. For the years ended December 31, 2011 and 2010, approximately 97% and 97%, respectively, of the Company's revenues included in the consolidated statements of income and comprehensive income were received from its Wells Fargo and its affiliates.
The Company conducts business with entities that are owned through common control of the RELS Companies as well as the CoreLogic, from whom they primarily receive merging of credit report data services, fraud detection services, and certain other charges. The expenses relating to these services provided by CoreLogic were approximately $22.9 million and $22.8 million, respectively, for the years ended December 31, 2011 and 2010. The combined balance sheets include amounts due to or due from the following related parties.

	2011	2010

Due from (to)
CoreLogic and related affiliates	$(892,497)	$(979,202)
RMC	56,607,652	42,072,355
	$55,715,155	$41,093,153